Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

August 7, 2020

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief

Mr. Kevin Stertzel, Senior Staff Accountant

Mr. Jay Ingram, Legal Branch Chief

Mr. Geoff Kruczek, Attorney

Re:	XPENG INC.

Registration Statement on Form F-1

CIK No. 0001810997

Dear Mr. Cash, Mr. Stertzel, Mr. Ingram and Mr. Kruczek:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as the Registration Statement, which has been marked to show changes to the Company’s draft Registration Statement confidentially submitted to the Commission on August 3, 2020.

DANIEL FERTIG   ADAM C. FURBER   YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI   JONATHAN HWANG   IAN C. HO   ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK         BEIJING         HOUSTON         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         TOKYO         WASHINGTON, D.C.

Simpson Thacher & Bartlett

August 7, 2020

The Company has included in the Registration Statement its interim consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, as well as certain other updated disclosures.

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du

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